Exhibit 99.1

Gorilla Technology Converts Growth Into Cash: Q1

Revenue Up 55%, Operating Cash Flow Turns Positive

& Full Year Guidance Raised

– Revenue grows 55% year on year, expanding to US$28.2 million –

– Operating cash flow turns positive at US$6.6 million, a US$17.3 million improvement from Q1 2025 –

– Cash balance improves 373% year on year to US$98.4 million –

– Full year 2026 revenue guidance range increased to US$160 million to US$200 million –

London, United Kingdom – (Newsfile Corp. – May 27, 2026) – Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence, IoT technology and data centres, today announced financial results for the three months ended, 31st March 2026.

Key Highlights:

●	Revenue growth drives momentum: Q1 2026 revenue was US$28.2 million, compared with US$18.3 million in Q1 2025, representing growth of approximately 55% year on year.

●	Operating cash flow generation accelerates: Net cash from operating activities swung from US$(10.7) million in Q1 2025 to US$6.6 million in Q1 2026, a US$17.3 million improvement.

●

Strong cash position underpins future growth: Gorilla ended Q1 2026 with US$98.4 million of cash and cash equivalents, compared with US$20.8 million at 31st March 2025, an increase of approximately 373% year on year.

●

Egypt project delivering meaningful cash flow: During Q1, Gorilla collected significant cash from its Egypt project following the successful completion of key project milestones. Advance payment guarantees associated with completed project stages have been released, and the project is now progressing towards final implementation.

●

Reported IFRS loss distorted by non-cash and FX items: Reported IFRS operating loss was US$41.1 million, driven primarily by US$20.9 million of non-cash stock-based compensation and US$18.9 million of foreign currency exchange losses. These items do not reflect the underlying cash generation of the business.

●

Full year guidance increased: Gorilla has raised its guidance for full year 2026 revenue currently to be in the range of US$160 million to US$200 million, reflecting improved visibility across contracted backlog, scheduled delivery milestones and near-term executable opportunities.

Statement from Jay Chandan, Chairman and CEO:

“Gorilla’s Q1 2026 performance demonstrates the momentum and tangible results our strategy is creating. Our enterprise is delivering across all of its initiatives. We are building capacity, signing contracts, collecting cash and putting infrastructure on the ground.

“Our agreement with Yotta represents a meaningful milestone as we continue to deliver the next generation of AI infrastructure in the markets that matter to us most. We are already seeing real results from that partnership, and the opportunity represents a potential annualised revenue base of more than US$500 million, when GPU compute and associated infrastructure services are taken together. That is why I view a US$500 million revenue target for next year as entirely achievable and the onus is on us to execute from here.

“In Thailand, we are advancing a 200MW AI data centre campus in Korat. We have paid the first installment on strategic land, we are working through the power and capacity plan and we are building the foundation for Gorilla’s owned AI infrastructure platform in Southeast Asia. This will allow us to address the key bottleneck in the region that our clients have mentioned—the lack of adequate data centre space. Korat is only the beginning, as we continue to establish leadership in this region.

“We are also pursuing additional capacity across Malaysia, Indonesia, Taiwan, Philippines and the broader region, including Rayong and secured colocation facilities in Jakarta. When I look at the opportunities in front of us, I believe Gorilla has a credible path towards approximately 500MW of AI infrastructure capacity by the end of 2028. That is half a gigawatt of potential capacity, which is an exceptional output for any company, and when looking at our size, shows how we are punching far above our weight.

“Beyond the momentum we have around data centres, we are still building products, releasing new platforms, expanding our security and network intelligence capabilities and securing new opportunities in markets such as Taiwan. The infrastructure business gives us scale. The product business gives us differentiation. The combination gives us leverage.

This is why I am confident. We have signed demand. We have land. We have power plans. We have colocation capacity. We have GPU infrastructure. We have new products. We have new contracts. We have hired more than 100 employees & contractors to support delivery. The pieces are all in place. The ambition is obvious. The only question is execution and that is exactly what we are doing. The path is clear: execute against our backlog, deliver on customer commitments and translate our growing infrastructure platform into sustainable revenue, cash flow and long-term shareholder value.”

Statement from Bruce Bower, Chief Financial Officer:

“Q1 2026 was an important quarter for Gorilla’s cash conversion. Net cash from operating activities improved by US$17.3 million year on year to US$6.6 million, reflecting stronger collections, continued project execution and improved operating discipline. Revenue also increased 55% year on year to US$28.2 million, demonstrating that we are converting growth into cash.

“Gorilla ended Q1 2026 with US$98.4 million of cash and cash equivalents, compared with US$20.8 million at 31st March 2025, an increase of approximately 373% year on year. In addition, total debt remains at just $13.2 million. This liquidity position gives us a stronger foundation as we continue investing in AI infrastructure, GPU capacity, data centre execution and regional delivery capability.

“Reported IFRS profitability was affected by two major accounting items: US$20.9 million of non-cash stock-based compensation and US$18.9 million of foreign currency exchange losses. The stock-based compensation charge reflects an equity compensation event that has been disclosed to the market for several years and was finally expensed. It is non-cash and does not affect operating liquidity.

“The FX loss was due in large part to geopolitical events, which caused a sell-off in the currencies where we held large cash balances. It also must be viewed alongside the operational progress behind it. During Q1, Gorilla collected significant cash from Egypt, completed important project milestones and saw advance payment guarantees associated with completed stages released. In practical terms, the project continues to advance, we collected cash, and our guarantee exposure has been reduced. The statutory operating loss therefore does not reflect the underlying cash trajectory of the business. Revenue grew, operating cash flow turned positive, liquidity strengthened and the business continued ahead of our anticipated revenue ramp up.

“Based on current execution visibility, Gorilla now expects full year revenue for 2026 in the range of US$160 million to US$200 million, supported by contracted backlog, scheduled delivery milestones and near-term executable opportunities across AI infrastructure, public safety and enterprise technology programmes.”

Financial Outlook:

For full year 2026, Gorilla now expects revenue in the range of US$160 million to US$200 million. This outlook reflects the Company’s current view of contracted backlog, scheduled delivery milestones, expected project execution and visibility across its AI infrastructure, public safety and enterprise technology programmes.

Financials

Gorilla Technology Group Inc. and Subsidiaries

Condensed Interim Consolidated Balance Sheets

(Expressed in United States dollars)

	As of
	March 31, 2026	December 31, 2025
Items	(Unaudited and Unreviewed)
Assets
Current assets
Cash and cash equivalents	$98,399,450	$99,532,115
Restricted deposits	4,620,189	5,298,442
Accounts receivable, net and contract assets	90,116,138	111,994,621
Other current assets	16,942,529	17,221,988
Total current assets	210,078,306	234,047,166
Non-current assets
Property and equipment	15,305,432	15,749,411
Right-of-use assets	1,672,104	1,091,526
Intangible assets	2,343,650	2,432,278
Deferred tax assets, net	17,134,831	11,938,173
Other non-current assets	7,380,908	6,624,980
Total non-current assets	43,836,925	37,836,368
Total assets	$253,915,231	$271,883,534

Liabilities and Equity
Liabilities
Current liabilities
Borrowings	$10,147,496	$10,391,379
Accounts and other payables	46,823,841	46,042,759
Contract liabilities	1,705,489	1,305,644
Income tax liabilities	12,565,942	11,588,564
Other current liabilities	1,050,739	951,094
Total current liabilities	72,293,507	70,279,440
Non-current liabilities
Long-term borrowings	3,095,323	3,404,363
Deferred tax liabilities	1,415,469	652,782
Other non-current liabilities	1,705,675	1,467,110
Total non-current liabilities	6,216,467	5,524,255
Total liabilities	78,509,974	75,803,695
Equity
Share capital	26,455	26,356
Treasury shares at cost	(5,285,347)	(2,105,274)
Other equity	180,664,149	198,158,757
Total equity	175,405,257	196,079,839
Total liabilities and equity	$253,915,231	$271,883,534

Gorilla Technology Group Inc. and Subsidiaries

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Expressed in United States dollars)

	Three Months Ended March 31,
	2026	2025
Items	(Unaudited and Unreviewed)
Revenues, net	$28,230,022	$18,258,999
Cost of revenues	(22,277,478)	(11,850,617)
Gross profit	5,952,544	6,408,382
Operating expenses:
Foreign currency exchange losses, net	(18,934,405)	(4,418,096)
Stock-based compensation expenses	(20,910,831)	(216)
Other operating expenses	(7,166,399)	(6,159,155)
Total operating expenses	(47,011,635)	(10,577,467)
Operating loss	(41,059,091)	(4,169,085)
Net loss	(36,959,057)	(4,558,307)
Other comprehensive loss, net of tax	(1,473,778)	(1,586,388)
Total comprehensive loss	$(38,432,835)	$(6,144,695)

Basic and diluted loss per share	$(1.42)	$(0.23)

Gorilla Technology Group Inc. and Subsidiaries

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Three Months Ended March 31,
	2026	2025
	(Unaudited and Unreviewed)
Net cash from (used in) operating activities	$6,641,175	$(10,659,866)
Net cash (used in) from investing activities	(535,369)	948,239
Net cash (used in) from financing activities	(3,534,504)	8,635,923
Effect of foreign exchange rate changes on cash and cash equivalents	(3,703,967)	190,312
Net decrease in cash and cash equivalents	$(1,132,665)	$(885,392)
Cash and cash equivalents at beginning of the period	99,532,115	21,699,202
Cash and cash equivalents at end of the period	$98,399,450	$20,813,810

Reconciliation of non-IFRS Financial Measures to IFRS Measures

In addition to its reported results in accordance with International Financial Reporting Standards ("IFRS") followed by the Company, it has included in this release certain financial measures that are considered non-IFRS financial measures, including the following:

(i)     Earnings before interest, taxes, depreciation, and amortization ("EBITDA");

(ii)    Adjusted EBITDA; and

(iii)   Adjusted net income (loss) and adjusted earnings (loss) per share.

Reconciliation of Operating Loss to EBITDA and Adjusted EBITDA

	Three Months Ended March 31,
	2026	2025
	(Unaudited and Unreviewed)
Items	(Amount in USD)
Operating loss (IFRS)	$(41,059,091)	$(4,169,085)
Add: Depreciation expenses	298,132	153,083
Add: Amortization expenses	95,089	154,387
EBITDA loss (non-IFRS)	$(40,665,870)	$(3,861,615)
Add: Foreign currency devaluation (1)	11,443,104	7,188,047
Add: Fair value measurement of financial instruments, net (2)	46,476	1,838,049
Add: Stock-based compensation expenses	20,910,831	216
Adjusted EBITDA (non-IFRS)	$(8,265,459)	$5,164,697

Reconciliation of Net Loss and Loss per Share to Adjusted Net Income (Loss) and Adjusted Earnings (Loss) per Share

	Three Months Ended March 31,
	2026		2025
	(Unaudited and Unreviewed)
	(Amount in USD)
Items	Amount	EPS Impact per share	Amount	EPS Impact per share
Net loss (IFRS)	$(36,959,057)	$(1.42)	$(4,558,307)	$(0.23)
Add: Foreign currency devaluation (1)	11,443,104	0.44	7,188,047	0.37
Add: Fair value measurement of financial instruments, net (2)	46,476	-	1,838,049	0.09
Add: Stock-based compensation expenses	20,910,831	0.80	216	-
Less: Tax effects of stock-based compensation expenses	(112,611)	-	-	-
Add: Amortization of acquired intangible assets (3)	85,500	-	85,500	-
Adjusted net income (loss) (non-IFRS)	$(4,585,757)	$(0.18)	$4,553,505	$0.23
Adjusted diluted earnings (loss) per share (non-IFRS)		$(0.18)		$0.23

Notes:

1.	Foreign currency devaluation – downward remeasurement of monetary assets denominated in the Egyptian pound primarily due to material depreciation of the Egyptian pound against the U.S. dollar.
2.	Fair value measurement of financial instruments – includes effects of fair value remeasurement of stock warrants.
3.	Amortization of acquired intangible assets – includes non-cash amortization expense related to acquired intangible assets.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence, IoT technology and data centres. We provide a wide range of solutions, including Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government and Public Services, Manufacturing, Telecom, Retail, Transportation and Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues and our ability to sign new contracts and execute existing contracts, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2026 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Public Relations Contact	Investor Relations Contact
Samantha Dowd Prosek Partners GRRR@prosek.com	Dave Gentry RedChip Companies, Inc. 1-407-644-4256 GRRR@redchip.com